Bulldog Investors General Partnership,
60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-2150
pgoldstein@bulldoginvestors.com

			May 27, 2009


Mr. Brion R. Thompson
Senior Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Insured Municipal Income Fund Inc. (the "Fund")

Dear Mr. Thompson:

We have researched your question about section 16 of the 1934 Act. It appears the SEC has two different definitions "beneficial holders" in connection with section 16. The first definition, which is used for triggering a form 3 filing, is the same as the definition of "beneficial holder" in section 13(d). The second definition, which is used for all other purposes in connection with section 16 including determining if and when a form 4 must be filed requires the 10% beneficial holder to also have a "pecuniary interest" in the subject securities. This dual definition is confusing to say the least.

In any event, Kimball and Winthrop and its affiliates are investment managers with voting and/or disposal authority in aggregate of just over 10% of the Fund's outstanding shares. Therefore, it appears we should file a form 3. However, we do not have a pecuniary interest in all of those shares.
Because we do not yet have a pecuniary interest in at least 10% of the Fund's outstanding shares it appears we do not need to file any form 3's at this time.

Please advise us if you concur with our analysis before we make the appropriate form 3 filing. Thank you.

        					Very truly yours,


						Phillip Goldstein
						Managing Member
						Kimball & Winthrop, Inc.
							General Partner


A pecuniary interest is the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the subject securities.